Exhibit 99.1

Press Release, 1 November 2018

Interxion Reports Third Quarter 2018 Results

14% Year Over Year Revenue Growth

AMSTERDAM 1 November 2018 – InterXion Holding NV (NYSE: INXN), a leading European provider of carrier and cloud-neutral colocation data centre services, announced its results today for the three months ended 30 September 2018.

Financial Highlights*

•	Revenue increased 14% to €142.2 million (3Q 2017: €124.6 million).

•	Recurring revenue[1] increased 15% to €134.8 million (3Q 2017: €117.4 million).

•	Net income increased 16% to €10.9 million (3Q 2017: €9.4 million).

•	Adjusted net income[2] increased by 16% to €11.6 million (3Q 2017: €10.0 million).

•	Earnings per diluted share increased by 15% to €0.15 (3Q 2017: €0.13).

•	Adjusted earnings[2] per diluted share increased by 16% to €0.16 (3Q 2017: €0.14).

•	Adjusted EBITDA[2] increased by 17% to €65.8 million (3Q 2017: €56.2 million).

•	Adjusted EBITDA margin increased to 46.3% (3Q 2017: 45.1%).

•	Capital expenditures, including intangible assets[3], were €103.2 million (3Q 2017: €75.2 million).

*

Certain comparative figures for the three months and nine months ended 30 September 2017 have been restated. For further details, see Note 2 and Note 29 of our 2017 Consolidated Financial Statements included on Form 20-F, filed with the SEC on 30 April 2018, and note 12 of our Condensed Consolidated Interim Financial Statements included on Form 6-K, filed with the SEC on 1 November 2018.

Press Release, 1 November 2018

•	Issued €200 million aggregate principal amount of additional 4.75% Senior Notes due 2025 at an issue price of 103.00%.

Operating Highlights

•	During the third quarter, Interxion completed the following capacity additions:

○	3,300 sqm expansion across two data centres in Amsterdam;

○	2,400 sqm expansion across two data centres in Frankfurt, including the opening of FRA13;

○	600 sqm expansion in Marseille;

○	1,200 sqm expansion in Vienna; and

○	200 sqm expansion in Zurich.

•	Equipped space increased by 7,700 square metres in the third quarter to 140,300 square metres.

•	Revenue generating space increased by 5,000 square metres in the third quarter to 111,200 square metres.

•	Utilisation rate at the end of the third quarter was 79%.

“Growing demand from the major cloud and content platforms for Interxion’s highly-connected data centres is driving strong bookings and steady revenue growth,” said David Ruberg, Interxion’s Chief Executive Officer. “The underlying demand drivers are secular in nature and, accordingly, we have enhanced our balance sheet and expanded capacity in key markets to meet this demand.”

Press Release, 1 November 2018

Quarterly Review

Revenue in the third quarter of 2018 was €142.2 million, a 14% increase over the third quarter of 2017 and a 2% increase over the second quarter of 2018. Recurring revenue was €134.8 million, a 15% increase over the third quarter of 2017 and a 2% increase over the second quarter of 2018. Recurring revenue in the third quarter represented 95% of total revenue. On a constant currency4 basis, revenue in the third quarter of 2018 was 14% higher than in the third quarter of 2017.

Cost of sales in the third quarter of 2018 was €55.9 million, a 13% increase over the third quarter of 2017 and a 4% increase over the second quarter of 2018.

Gross profit was €86.3 million in the third quarter of 2018, a 15% increase over the third quarter of 2017 and a 1% increase over the second quarter of 2018. Gross profit margin was 60.7% in the third quarter of 2018, compared with 60.2% in the third quarter of 2017 and 61.3% in the second quarter of 2018.

Sales and marketing costs in the third quarter of 2018 were €8.7 million, a 6% increase over the third quarter of 2017 and a 9% decrease from the second quarter of 2018.

Other general and administrative costs (excluding depreciation and amortisation, share-based payments, M&A transaction costs and other adjusting items) were €11.8 million in the third quarter of 2018, a 12% increase over the third quarter of 2017 and a 2% decrease from the second quarter of 2018.

Depreciation and amortisation in the third quarter of 2018 was €32.9 million, an 18% increase from the third quarter of 2017 and a 2% increase from the second quarter of 2018.

Operating income in the third quarter of 2018 was €27.1 million, an 11% increase from the third quarter of 2017 and a 3% increase from the second quarter of 2018.

Net finance expense in the third quarter of 2018 was €11.7 million, an 8% increase from the third quarter of 2017 and a 49% decrease from the second quarter of 2018 (no change from the second quarter of 2018 when excluding €11.2 million of one-time financing charges related to the refinancing of our capital structure that occurred in the second quarter of 2018).

Press Release, 1 November 2018

On 20 September 2018, Interxion completed the issuance of €200 million principal amount of additional 4.75% Senior Notes due 2025 at an issue price of 103.00%, resulting in net proceeds of €203.8 million.

Income tax expense for the third quarter of 2018 was €4.4 million, an 8% increase compared with the third quarter of 2017 and a 59% increase from the second quarter of 2018. The sequential increase in the quarterly income tax expense reflects the impact on taxable income of the one-time refinancing charges in the second quarter of 2018.

Net income was €10.9 million in the third quarter of 2018, a 16% increase over the third quarter of 2017 and a €10.3 million increase from the second quarter of 2018, which was impacted by €11.2 million of one-time charges relating to the refinancing in the second quarter of 2018.

Adjusted net income was €11.6 million in the third quarter of 2018, a 16% increase over the third quarter of 2017 and a 31% increase from the second quarter of 2018.

Adjusted EBITDA for the third quarter of 2018 was €65.8 million, a 17% increase over the third quarter of 2017 and a 4% increase over the second quarter of 2018. Adjusted EBITDA margin was 46.3% in the third quarter of 2018, compared with 45.1% in the third quarter of 2017 and 45.7% in the second quarter of 2018.

Net cash flows from operating activities were €53.9 million in the third quarter of 2018, compared with €32.5 million in the third quarter of 2017 and €31.6 million in the second quarter of 2018.

Cash generated from operations5 was €60.9 million in the third quarter of 2018, compared with €55.2 million in the third quarter of 2017 and €55.1 million in the second quarter of 2018.

Press Release, 1 November 2018

Capital expenditures, including intangible assets, were €103.2 million in the third quarter of 2018, compared with €75.2 million in the third quarter of 2017 and €120.5 million in the second quarter of 2018.

Cash and cash equivalents were €289.9 million at 30 September 2018, compared with €38.5 million at year end 2017.

Total borrowings, net of deferred financing fees, were €1,289.7 million at 30 September 2018, compared with €832.6 million at year end 2017.

Equipped space at the end of the third quarter of 2018 was 140,300 square metres, compared with 118,900 square metres at the end of the third quarter of 20176 and 132,600 square metres at the end of the second quarter of 2018. Revenue generating space at the end of the third quarter of 2018 was 111,200 square metres, compared with 97,100 square metres at the end of the third quarter of 20176 and 106,200 square metres at the end of the second quarter of 2018. Utilisation rate, the ratio of revenue-generating space to equipped space, was 79% at the end of the third quarter of 2018, compared with 82% at the end of the third quarter of 2017 and 80% at the end of the second quarter of 2018.

Business Outlook

Interxion today is reaffirming guidance for Revenue and Adjusted EBITDA and updating guidance for full year 2018 for Capital expenditures (including intangibles):

Revenue	€553 million – €569 million
Adjusted EBITDA	€250 million – €260 million
Capital expenditures (including intangibles)	€425 million – €450 million

Press Release, 1 November 2018

Conference Call to Discuss Results

Interxion will host a conference call today at 8:30 a.m. ET (12:30 p.m. GMT, 1:30 p.m. CET) to discuss the results.

To participate on this call, U.S. callers may dial toll free 1-866-966-1396; callers outside the U.S. may dial direct +44 (0) 2071 928 000. The conference ID for this call is INXN. This event also will be webcast live over the Internet in listen-only mode at investors.interxion.com.

A replay of this call will be available shortly after the call concludes and will be available until 15 November 2018. To access the replay, U.S. callers may dial toll free 1-866-331-1332; callers outside the U.S. may dial direct +44 (0) 3333 009 785. The replay access number is 4092846.

Forward-looking Statements

This communication contains forward-looking statements that involve risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such forward-looking statements. Factors that could cause actual results and future events to differ materially from Interxion’s expectations include, but are not limited to, the difficulty of reducing operating expenses in the short term, the inability to utilise the capacity of newly planned data centres and data centre expansions, significant competition, the cost and supply of electrical power, data centre industry over-capacity, performance under service level agreements, delays in remediating the material weakness in internal control over financial reporting and/or making disclosure controls and procedure effective, certain other risks detailed herein and other risks described from time to time in Interxion’s filings with the United States Securities and Exchange Commission (the “SEC”).

Interxion does not assume any obligation to update the forward-looking information contained in this report.

Press Release, 1 November 2018

Non-IFRS Financial Measures

Included in these materials are certain non-IFRS financial measures, which are measures of our financial performance that are not calculated and presented in accordance with IFRS, within the meaning of applicable SEC rules. These measures are as follows: (i) Adjusted EBITDA; (ii) Recurring revenue; (iii) Revenue on a constant currency basis; (iv) Adjusted net income; (v) Adjusted basic earnings per share; (vi) Adjusted diluted earnings per share and (vii) Cash generated from operations.

Other companies may present Adjusted EBITDA, Recurring revenue, Revenue on a constant currency basis, Adjusted net income, Adjusted basic earnings per share, Adjusted diluted earnings per share and Cash generated from operations differently than we do. Each of these measures are not measures of financial performance under IFRS and should not be considered as an alternative to operating income or as a measure of liquidity or an alternative to Profit for the period attributable to shareholders (“net income”) as indicators of our operating performance or any other measure of performance implemented in accordance with IFRS.

Adjusted EBITDA, Recurring revenue and Revenue on a constant currency basis

We define Adjusted EBITDA as Operating income adjusted for the following items, which may occur in any period, and which management believes are not representative of our operating performance:

•

Depreciation and amortisation – property, plant and equipment and intangible assets (except goodwill) are depreciated on a straight-line basis over the estimated useful life. We believe that these costs do not represent our operating performance.

•

Share-based payments – represents primarily the fair value at the date of grant of employee equity awards, which is recognised as an expense over the vesting period. In certain cases, the fair value is redetermined for market conditions at each reporting date, until the final date of grant is achieved. We believe that this expense does not represent our operating performance.

•

Income or expense related to the evaluation and execution of potential mergers or acquisitions (“M&A”) – under IFRS, gains and losses associated with M&A activity are recognised in the period in which such gains or losses are incurred. We exclude these effects because we believe they are not reflective of our on-going operating performance.

Press Release, 1 November 2018

•

Adjustments related to terminated and unused data centre sites – these gains and losses relate to historical leases entered into for certain brownfield sites, with the intention of developing data centres, which were never developed and for which management has no intention of developing into data centres. We believe the impact of gains and losses related to unused data centres are not reflective of our business activities and our on-going operating performance.

In certain circumstances, we may also adjust for other items that management believes are not representative of our current on-going performance. Examples include: adjustments for the cumulative effect of a change in accounting principle or estimate, impairment losses, litigation gains and losses or windfall gains and losses.

We define Recurring revenue as revenue incurred from colocation and associated power charges, office space, amortised set-up fees, cross-connects and certain recurring managed services (but excluding any ad hoc managed services) provided by us directly or through third parties, excluding rents received for the sublease of unused sites.

We believe Adjusted EBITDA and Recurring revenue provide useful supplemental information to investors regarding our on-going operational performance. These measures help us and our investors evaluate the on-going operating performance of the business after removing the impact of our capital structure (primarily interest expense) and our asset base (primarily depreciation and amortisation). Management believes that the presentation of Adjusted EBITDA, when combined with the primary IFRS presentation of net income, provides a more complete analysis of our operating performance. Management also believes the use of Adjusted EBITDA facilitates comparisons between us and other data centre operators (including other data centre operators that are REITs) and other infrastructure-based businesses. Adjusted EBITDA is also a relevant measure used in the financial covenants of our revolving credit facility and our 4.75% Senior Notes due 2025.

Press Release, 1 November 2018

A reconciliation from net income to Adjusted EBITDA is provided in the tables attached to this press release. Adjusted EBITDA and other key performance indicators may not be indicative of our historical results of operations based on IFRS, nor are they meant to be predictive of future results under IFRS.

We present constant currency information for revenue to provide a framework for assessing how our underlying businesses performed excluding the effect of foreign currency rate fluctuations. To present this information, current and comparative prior period results for entities reporting in currencies other than Euro are converted into Euro using the average exchange rates from the prior period rather than the actual exchange rates in effect during the current period.

We believe that revenue growth is a key indicator of how a company is progressing from period to period and presenting constant currency information for revenue provides useful supplemental information to investors regarding our on-going operational performance because it helps us and our investors evaluate the on-going operating performance of the business after removing the impact of acquisitions and currency exchange rates.

Adjusted net income, Adjusted basic earnings per share and Adjusted diluted earnings per share

We define Adjusted net income as net income adjusted for the following items and the related income tax effect, which may occur in any period, and which management believes are not reflective of our operating performance:

•

Income or expense related to the evaluation and execution of potential mergers or acquisitions (“M&A”) – under IFRS, gains and losses associated with M&A activity are recognised in the period in which such gains or losses are incurred. We exclude these effects because we believe they are not reflective of our on-going operating performance.

•

Adjustments related to provisions – these adjustments are made for adjustments in provisions that are not reflective of the on-going operating performance of Interxion. These adjustments may include changes in provisions for onerous lease contracts.

•

Adjustments related to capitalised interest – under IFRS, we are required to calculate and capitalise interest allocated to the investment in data centres and exclude it from net income. We believe that reversing the impact of capitalised interest provides information about the impact of the total interest costs and facilitates comparisons with other data centre operators.

Press Release, 1 November 2018

In certain circumstances, we may also adjust for other items that management believes are not representative of our current on-going performance. Examples include: adjustments for the cumulative effect of a change in accounting principle or estimate, impairment losses, litigation gains and losses or windfall gains and losses.

Management believes that the exclusion of certain items listed above provides useful supplemental information to net income to aid investors in evaluating the operating performance of our business and comparing our operating performance with other data centre operators and infrastructure companies. We believe the presentation of Adjusted net income, when combined with net income prepared in accordance with IFRS, is beneficial to a complete understanding of our performance. A reconciliation from reported net income to Adjusted net income is provided in the tables attached to this press release.

Adjusted basic earnings per share and Adjusted diluted earnings per share amounts are determined on Adjusted net income.

Cash generated from operations

Cash generated from operations is defined as net cash flows from operating activities, excluding interest and corporate income tax payments and receipts. Management believes that the exclusion of these items provides useful supplemental information to net cash flows from operating activities to aid investors in evaluating the cash generating performance of our business.

Management’s outlook for 2018 included in this press release includes a range for expected Adjusted EBITDA, a non-IFRS financial measure, which excludes items that management believes are not representative of our operating performance. These items include, but are not limited to, depreciation and amortisation, share-based payments, income or expense related to the evaluation and execution of potential mergers or acquisitions, adjustments related to terminated and unused data centre sites, and other

Press Release, 1 November 2018

significant items that currently cannot be predicted. The exact amount of these items is not currently determinable but may be significant. Accordingly, the company is unable to provide equivalent reconciliations from the corresponding forward-looking IFRS measures to expected Adjusted EBITDA.

-ENDS-

About Interxion

Interxion (NYSE: INXN) is a leading provider of carrier and cloud-neutral colocation data centre services in Europe, serving a wide range of customers through more than 50 data centres in 11 European countries. Interxion’s uniformly designed, energy efficient data centres offer customers extensive security and uptime for their mission-critical applications. With over 700 connectivity providers, 21 European Internet exchanges, and most leading cloud and digital media platforms across its footprint, Interxion has created connectivity, cloud, content and finance hubs that foster growing customer communities of interest. For more information, please visit www.interxion.com.

Contact information:

Interxion

Jim Huseby

Investor Relations

Tel: +1-813-644-9399

IR@interxion.com

[1]

Recurring revenue is revenue incurred from colocation and associated power charges, office space, amortised set-up fees, cross-connects and certain recurring managed services (but excluding any ad hoc managed services) provided by us directly or through third parties, excluding rents received for the sublease of unused sites.

[2]

Adjusted net income (or ‘Adjusted earnings’) and Adjusted EBITDA are non-IFRS figures intended to adjust for certain items and are not measures of financial performance under IFRS. Complete definitions can be found in the “Non-IFRS Financial Measures” section in this press release. Reconciliations of net income to Adjusted EBITDA and net income to Adjusted net income can be found in the financial tables later in this press release.

[3]

Capital expenditures, including intangible assets, represent payments to acquire property, plant, equipment and intangible assets, as recorded in the consolidated statement of cash flows as “Purchase of property, plant and equipment” and “Purchase of intangible assets”, respectively.

Press Release, 1 November 2018

[4]

We present constant currency information to provide a framework for assessing how our underlying businesses performed excluding the effect of foreign currency rate fluctuations. For purposes of calculating Revenue on a constant currency basis, current and comparative prior period results for entities reporting in currencies other than Euro are converted into Euro using the average exchange rates from the prior period rather than the actual exchange rates in effect during the current period. The reconciliation of total revenue growth to total revenue growth on a constant currency basis, is as follows:

Three months ended 30 September 2018	Year-on-year	Sequential
Reported total revenue growth	14.1%	2.4%
Add back: impact of foreign currency translation	0.4%	0.1%

Total revenue growth on a constant currency basis	14.5%	2.5%

Percentages may not sum due to rounding.

[5]	We define Cash generated from operations as net cash flows from operating activities, excluding interest and corporate income tax payments and receipts.
[6]

Starting from the end of 1Q 2018, the number of square metres includes 2,300 sqm of equipped space and 1,300 sqm of revenue generating space from Interxion Science Park. The number of square metres in 3Q 2017 excludes the impact of Interxion Science Park.

Press Release, 1 November 2018

INTERXION HOLDING NV

CONDENSED CONSOLIDATED INCOME STATEMENTS

(in €’000 – except per share data and where stated otherwise)

(unaudited)

	Three Months ended		Nine Months ended
	Sep-30 2018	Sep-30 2017(a)	Sep-30 2018	Sep-30 2017(a)
Revenue	142,191	124,647	414,851	359,420
Cost of sales	(55,852)	(49,608)	(162,250)	(141,628)

Gross Profit	86,339	75,039	252,601	217,792
Other income	—	—	86	27
Sales and marketing costs	(8,710)	(8,247)	(27,019)	(24,458)
General and administrative costs	(50,552)	(42,419)	(145,447)	(120,841)

Operating income	27,077	24,373	80,221	72,520
Net finance expense	(11,732)	(10,833)	(46,031)	(32,040)

Profit before income taxes	15,345	13,540	34,190	40,480
Income tax expense	(4,445)	(4,131)	(11,052)	(11,158)

Net income	10,900	9,409	23,138	29,322

Basic earnings per share(b): (€)	0.15	0.13	0.32	0.41
Diluted earnings per share(c): (€)	0.15	0.13	0.32	0.41

Number of shares outstanding at the end of the period (shares in thousands)	71,673	71,327	71,673	71,327
Weighted average number of shares for Basic EPS (shares in thousands)	71,642	71,195	71,518	71,004
Weighted average number of shares for Diluted EPS (shares in thousands)	72,091	71,848	71,950	71,655

			As at
Capacity metrics			Sep-30 2018	Sep-30 2017
Equipped space (in square meters)(d)			140,300	118,900
Revenue generating space (in square meters)(d)			111,200	97,100
Utilisation rate			79%	82%

(a)

Certain comparative figures for the three months and nine months ended 30 September 2017 have been restated. For further details, see Note 2 and Note 29 of our 2017 Consolidated Financial Statements included on Form 20-F, filed with the SEC on 30 April 2018, and note 12 of our Condensed Consolidated Interim Financial Statements included on Form 6-K, filed with the SEC on 1 November 2018.

(b)	Basic earnings per share are calculated as net income divided by the weighted average number of shares for Basic EPS.
(c)	Diluted earnings per share are calculated as net income divided by the weighted average number of shares for Diluted EPS.
(d)

Starting from the end of 1Q 2018, the number of square metres includes 2,300 sqm of equipped space and 1,300 sqm of revenue generating space from Interxion Science Park. The number of square metres in 3Q 2017 excludes the impact of Interxion Science Park.

Press Release, 1 November 2018

INTERXION HOLDING NV

NOTES TO CONDENSED CONSOLIDATED INCOME STATEMENTS: SEGMENT INFORMATION

(in €’000 – except where stated otherwise)

(unaudited)

	Three Months ended		Nine Months ended
	Sep-30 2018	Sep-30 2017(a)	Sep-30 2018	Sep-30 2017(a)
Consolidated
Recurring revenue	134,754	117,392	393,425	339,094
Non-recurring revenue	7,437	7,255	21,426	20,326

Revenue	142,191	124,647	414,851	359,420

Net income	10,900	9,409	23,138	29,322
Net income margin	7.7%	7.5%	5.6%	8.2%

Operating income	27,077	24,373	80,221	72,520
Operating income margin	19.0%	19.6%	19.3%	20.2%

Adjusted EBITDA	65,783	56,200	190,089	161,850

Gross profit margin	60.7%	60.2%	60.9%	60.6%
Adjusted EBITDA margin	46.3%	45.1%	45.8%	45.0%
Total assets	2,223,963	1,620,036	2,223,963	1,620,036
Total liabilities	1,593,991	1,034,037	1,593,991	1,034,037
Capital expenditure, including intangible assets(b)	(103,185)	(75,158)	(319,894)	(186,356)

France, Germany, the Netherlands, and the UK
Recurring revenue	89,178	76,554	259,949	220,736
Non-recurring revenue	4,409	4,279	13,062	12,348

Revenue	93,587	80,833	273,011	233,084
Operating income	30,367	24,186	88,314	72,956
Operating income margin	32.4%	29.9%	32.3%	31.3%

Adjusted EBITDA	51,847	43,414	151,214	126,697

Gross profit margin	61.9%	61.0%	62.1%	61.6%
Adjusted EBITDA margin	55.4%	53.7%	55.4%	54.4%
Total assets	1,425,769	1,156,329	1,425,769	1,156,329
Total liabilities	282,129	242,646	282,129	242,646
Capital expenditure, including intangible assets(b)	(80,066)	(51,593)	(233,196)	(127,412)

Rest of Europe
Recurring revenue	45,576	40,838	133,476	118,358
Non-recurring revenue	3,028	2,976	8,364	7,978

Revenue	48,604	43,814	141,840	126,336

Operating income	17,993	18,315	56,231	51,467
Operating income margin	37.0%	41.8%	39.6%	40.7%

Adjusted EBITDA	28,690	25,914	83,432	73,610

Gross profit margin	66.4%	65.8%	66.3%	65.9%
Adjusted EBITDA margin	59.0%	59.1%	58.8%	58.3%
Total assets	464,250	388,447	464,250	388,447
Total liabilities	92,088	79,875	92,088	79,875
Capital expenditure, including intangible assets(b)	(20,726)	(21,243)	(73,198)	(51,095)

Corporate and other
Operating income	(21,283)	(18,128)	(64,324)	(51,903)

Adjusted EBITDA	(14,754)	(13,128)	(44,557)	(38,457)

Total assets	333,944	75,260	333,944	75,260
Total liabilities	1,219,774	711,516	1,219,774	711,516
Capital expenditure, including intangible assets(b)	(2,393)	(2,322)	(13,500)	(7,849)

(a)

Certain comparative figures for the three months and nine months ended 30 September 2017 have been restated. For further details, see Note 2 and Note 29 of our 2017 Consolidated Financial Statements included on Form 20-F, filed with the SEC on 30 April 2018, and note 12 of our Condensed Consolidated Interim Financial Statements included on Form 6-K, filed with the SEC on 1 November 2018.

(b)

Capital expenditure, including intangible assets, represents payments to acquire property, plant and equipment and intangible assets, as recorded in the condensed consolidated statements of cash flows as “Purchase of property, plant and equipment” and “Purchase of intangible assets”, respectively.

Press Release, 1 November 2018

INTERXION HOLDING NV

NOTES TO CONDENSED CONSOLIDATED INCOME STATEMENTS: ADJUSTED EBITDA RECONCILIATION

(in €’000 – except where stated otherwise)

(unaudited)

	Three Months ended		Nine Months ended
	Sep-30 2018	Sep-30 2017(a)	Sep-30 2018	Sep-30 2017(a)
Reconciliation to Adjusted EBITDA

Consolidated

Net income	10,900	9,409	23,138	29,322
Income tax expense	4,445	4,131	11,052	11,158

Profit before taxation	15,345	13,540	34,190	40,480
Net finance expense	11,732	10,833	46,031	32,040

Operating income	27,077	24,373	80,221	72,520
Depreciation and amortisation	32,885	27,790	94,635	79,183
Share-based payments	3,942	2,404	11,192	7,213
Income or expense related to the evaluation and execution of potential mergers or acquisitions:
M&A transaction costs(b)	689	1,633	2,937	2,961
Re-assessment of indirect taxes(c)	1,190	—	1,190	—
Items related to sub-leases on unused data centre sites(d)	—	—	(86)	(27)

Adjusted EBITDA(e)	65,783	56,200	190,089	161,850

France, Germany, the Netherlands, and the UK

Operating income	30,367	24,186	88,314	72,956
Depreciation and amortisation	21,173	18,788	62,075	52,783
Share-based payments	307	440	911	985
Items related to sub-leases on unused data centre sites(d)	—	—	(86)	(27)

Adjusted EBITDA(e)	51,847	43,414	151,214	126,697

Rest of Europe

Operating income	17,993	18,315	56,231	51,467
Depreciation and amortisation	9,252	7,475	25,227	21,819
Share-based payments	255	124	784	324
Re-assessment of indirect taxes(c)	1,190	—	1,190	—

Adjusted EBITDA(e)	28,690	25,914	83,432	73,610

Corporate and Other

Operating income	(21,283)	(18,128)	(64,324)	(51,903)
Depreciation and amortisation	2,460	1,527	7,333	4,581
Share-based payments	3,380	1,840	9,497	5,904
Income or expense related to the evaluation and execution of potential mergers or acquisitions:
M&A transaction costs(b)	689	1,633	2,937	2,961

Adjusted EBITDA(e)	(14,754)	(13,128)	(44,557)	(38,457)

(a)

Certain comparative figures for the three months and nine months ended 30 September 2017 have been restated. For further details, see Note 2 and Note 29 of our 2017 Consolidated Financial Statements included on Form 20-F, filed with the SEC on 30 April 2018, and note 12 of our Condensed Consolidated Interim Financial Statements included on Form 6-K, filed with the SEC on 1 November 2018.

(b)

“M&A transaction costs” are costs associated with the evaluation, diligence and conclusion or termination of merger or acquisition activity. These costs are included in “General and administrative costs”.

(c)	This re-assessment relates to years prior to 2018 and is therefore not representative of our current on-going business.
(d)	“Items related to sub-leases on unused data centre sites” represents the income on sub-lease of portions of unused data centre sites to third parties. This income is treated as “Other income”.
(e)

“Adjusted EBITDA” is a non-IFRS financial measure. See “Non-IFRS Financial Measures” for more information, including why we believe Adjusted EBITDA is useful, and the limitations on the use of Adjusted EBITDA.

Press Release, 1 November 2018

INTERXION HOLDING NV

CONDENSED CONSOLIDATED BALANCE SHEET

(in €’000 – except where stated otherwise)

(unaudited)

	As at
	Sep-30 2018	Dec-31 2017
Non-current assets
Property, plant and equipment	1,580,002	1,342,471
Intangible assets	61,018	60,593
Goodwill	38,900	38,900
Deferred tax assets	30,362	24,470
Other investments	6,689	3,693
Other non-current assets	19,248	13,674

	1,736,219	1,483,801
Current assets
Trade receivables and other current assets	197,884	179,786
Cash and cash equivalents	289,860	38,484

	487,744	218,270

Total assets	2,223,963	1,702,071

Shareholders’ equity
Share capital	7,167	7,141
Share premium	551,424	539,448
Foreign currency translation reserve	2,194	2,948
Hedging reserve, net of tax	(156)	(169)
Accumulated profit	69,343	47,360

	629,972	596,728
Non-current liabilities
Other non-current liabilities	23,879	15,080
Deferred tax liabilities	24,765	21,336
Borrowings	1,287,192	724,052

	1,335,836	760,468
Current liabilities
Trade payables and other current liabilities	245,995	229,878
Income tax liabilities	7,281	6,237
Borrowings	4,879	108,760

	258,155	344,875

Total liabilities	1,593,991	1,105,343

Total liabilities and shareholders’ equity	2,223,963	1,702,071

Press Release, 1 November 2018

INTERXION HOLDING NV

NOTES TO THE CONDENSED CONSOLIDATED BALANCE SHEET: BORROWINGS

(in €’000 – except where stated otherwise)

(unaudited)

	As at
	Sep-30 2018	Dec-31 2017
Borrowings net of cash and cash equivalents
Cash and cash equivalents	289,860	38,484

4.75% Senior Notes due 2025(a)	1,187,805	—
6.00% Senior Secured Notes due 2020(b)	—	628,141
Mortgages	53,635	53,640
Financial leases	50,631	51,127
Borrowings under our Revolving Facilities	—	99,904

Borrowings excluding Revolving Facility deferred financing costs	1,292,071	832,812

Revolving Facility deferred financing costs(c)	(2,414)	(204)

Total borrowings	1,289,657	832,608

Borrowings net of cash and cash equivalents	999,797	794,124

(a)	€1,200 million 4.75% Senior Notes due 2025 include a premium on additional issuances and are shown after deducting commissions, offering fees and expenses.
(b)

€625 million 6.00% Senior Secured Notes due 2020 included a premium on additional issuances and are shown after deducting underwriting discounts and commissions, offering fees and expenses. The Senior Secured Notes were redeemed with a portion of the proceeds from the June 2018 issuance of the 4.75% Senior Notes due 2025.

(c)

Deferred financing costs of €2.4 million as of 30 September 2018 were incurred in connection with the €200 million Senior Unsecured Revolving Credit Facility, entered into on 18 June 2018. Deferred financing costs of €0.2 million as of 31 December 2017 were incurred in connection with the €100 million Senior Secured Revolving Facility, which was repaid in 2018.

Press Release, 1 November 2018

INTERXION HOLDING NV

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in €’000 – except where stated otherwise)

(unaudited)

	Three Months ended		Nine Months ended
	Sep-30 2018	Sep-30 2017(a)	Sep-30 2018	Sep-30 2017(a)
Net income	10,900	9,409	23,138	29,322
Depreciation and amortisation	32,885	27,790	94,635	79,183
Share-based payments	3,620	2,096	10,482	5,906
Net finance expense	11,732	10,833	46,031	32,040
Income tax expense	4,445	4,131	11,052	11,158

	63,582	54,259	185,338	157,609
Movements in trade receivables and other assets	(193)	(266)	(20,246)	(13,654)
Movements in trade payables and other liabilities	(2,510)	1,212	8,976	14,793

Cash generated from / (used in) operations	60,879	55,205	174,068	158,748
Interest and fees paid(b)	(3,014)	(19,476)	(41,846)	(40,389)
Interest received	2	193	2	140
Income tax paid	(4,005)	(3,439)	(12,171)	(8,744)

Net cash flows from / (used in) operating activities	53,862	32,483	120,053	109,755
Cash flows from / (used in) investing activities
Purchase of property, plant and equipment	(102,143)	(73,708)	(313,894)	(180,030)
Financial investments - deposits	(13)	30	267	(336)
Acquisition InterXion Science Park B.V.	—	—	—	(77,517)
Purchase of intangible assets	(1,042)	(1,450)	(6,000)	(6,326)
Loans provided	(857)	—	(2,108)	(1,341)

Net cash flows from / (used in) investing activities	(104,055)	(75,128)	(321,735)	(265,550)
Cash flows from / (used in) financing activities
Proceeds from exercised options	262	2,682	1,520	6,771
Proceeds from mortgages	5,970	—	5,969	—
Repayment of mortgages	(548)	(624)	(6,044)	(2,045)
Proceeds from revolving credit facilities	—	30,000	148,814	104,775
Repayment of revolving facilities	—	—	(250,724)	(30,000)
Proceeds 4.75% Senior Notes	204,800	—	1,194,800	—
Repayment 6.00% Senior Secured Notes	—	—	(634,375)	—
Interest received at issuance of additional notes	2,428	—	2,428	—
Transaction costs 4.75% Senior Notes	(5,504)	—	(6,696)	—
Transaction costs 2018 revolving credit facility	(926)	—	(2,562)	—

Net cash flows from / (used in) financing activities	206,482	32,058	453,130	79,501
Effect of exchange rate changes on cash	8	(452)	(72)	(1,395)

Net increase / (decrease) in cash and cash equivalents	156,297	(11,039)	251,376	(77,689)
Cash and cash equivalents, beginning of period	133,563	49,243	38,484	115,893

Cash and cash equivalents, end of period	289,860	38,204	289,860	38,204

(a)

Certain comparative figures for the three months and nine months ended 30 September 2017 have been restated. For further details, see Note 2 and Note 29 of our 2017 Consolidated Financial Statements included on Form 20-F, filed with the SEC on 30 April 2018, and note 12 of our Condensed Consolidated Interim Financial Statements included on Form 6-K, filed with the SEC on 1 November 2018.

(b)	Interest and fees paid is reported net of cash interest capitalised, which is reported as part of “Purchase of property, plant and equipment”.

Press Release, 1 November 2018

INTERXION HOLDING NV

NOTES TO CONDENSED CONSOLIDATED INCOME STATEMENTS: ADJUSTED NET INCOME RECONCILIATION

(in €’000 – except per share data and where stated otherwise)

(unaudited)

	Three Months ended		Nine Months ended
	Sep-30 2018	Sep-30 2017(a)	Sep-30 2018	Sep-30 2017(a)
Net income - as reported	10,900	9,409	23,138	29,322
Add back
+ Charges related to termination of financing arrangements(b)	—	—	11,171	—
+ Re-assessment of indirect taxes(c)	1,734	—	1,734	—
+ M&A transaction costs	689	1,633	2,937	2,961

	2,423	1,633	15,842	2,961
Reverse
- Interest capitalised	(1,541)	(840)	(3,606)	(2,605)

	(1,541)	(840)	(3,606)	(2,605)
Tax effect of above add-backs & reversals	(168)	(198)	(3,007)	(89)

Adjusted net income	11,614	10,004	32,367	29,589

Reported basic EPS: (€)	0.15	0.13	0.32	0.41
Reported diluted EPS: (€)	0.15	0.13	0.32	0.41
Adjusted basic EPS: (€)	0.16	0.14	0.45	0.42
Adjusted diluted EPS: (€)	0.16	0.14	0.45	0.41

(a)

Certain comparative figures for the three months and nine months ended 30 September 2017 have been restated. For further details, see Note 2 and Note 29 of our 2017 Consolidated Financial Statements included on Form 20-F, filed with the SEC on 30 April 2018, and note 12 of our Condensed Consolidated Interim Financial Statements included on Form 6-K, filed with the SEC on 1 November 2018.

(b)	These charges relate to the repayment of our 6.00% Senior Secured Notes due 2020 and the termination of our revolving credit facility agreements in 2Q18.
(c)	This re-assessment relates to years prior to 2018 and is therefore not representative of our current on-going business.

Press Release, 1 November 2018

INTERXION HOLDING NV

Status of Announced Expansion Projects as at 1 November 2018

with Target Open Dates after 30 June 2018

Market	Project	CAPEX(a)(b) (€ million)	Equipped Space(a) (sqm)	Schedule

Amsterdam	AMS8: Phases 3 - 6	63	5,400	3Q 2018 - 1Q 2019(c)

Amsterdam	AMS9: Phase 2	8	500	3Q 2018(d)

Amsterdam	AMS10: Phases 1 - 3	195	9,500	4Q 2019 - 3Q 2020(e)

Copenhagen	CPH2: Phases 3 - 5	18	1,500	2Q 2018 - 2Q 2019(f)

Dusseldorf	DUS2: Phase 3	5	500	2Q 2019

Frankfurt	FRA6: Phase 6	5	400	3Q 2018 - 1Q 2019(g)

Frankfurt	FRA13: Phases 1 - 2 New Build	90	4,900	3Q 2018 - 1Q 2019(h)

Frankfurt	FRA14: Phases 1 - 2 New Build	76	4,600	3Q 2019 - 4Q 2019(i)

Frankfurt	FRA15: Phases 1 New Build	108	2,300	1Q 2020

London	LON3: New Build	35	1,800	4Q 2018 - 1Q 2019(j)

Madrid	MAD3: New Build	44	2,500	2Q 2019(k)

Marseille	MRS2: Phase 2 - 4	72	4,200	2Q 2018 - 3Q 2019(l)

Marseille	MRS3: Phase 1 New Build	79	2,300	4Q 2019

Paris	PAR7.2: Phase B (cont.) - C	47	2,500	2Q 2018 -1Q 2019(m)

Stockholm	STO5: Phases 2 - 3	19	1,200	1Q 2018 - 1Q 2019(n)

Vienna	VIE2: Phase 7 - 9	94	4,300	4Q 2017 - 4Q 2020(o)

Zurich	ZUR1: Phase 6	10	300	1Q 2019

Total		€968	48,700

(a)	CAPEX and Equipped space are approximate and may change. SQM figures are rounded to nearest 100 sqm unless otherwise noted, and totals may not sum due to rounding.
(b)	CAPEX reflects the total spend for the projects listed at full power and capacity and the amounts shown in the table above may be invested over time.
(c)	AMS8: Phases 3 and 4 (2,800 sqm total) opened in 3Q 2018; phases 5 and 6 (1,300 sqm each) are scheduled to open in 4Q 2018 and 1Q 2019.
(d)	AMS9: Phase 2 (500 sqm) opened in 3Q 2018.
(e)	AMS10: Phase 1 (2,700 sqm) is scheduled to open in 4Q 2019; phase 2 (4,100 sqm) is scheduled to open in 1Q 2020, phase 3 (2,700 sqm) is scheduled to open in 3Q 2020.
(f)	CPH2: Phases 3 and 4 (900 sqm total) opened in 2Q 2018; phase 5 (600 sqm) is scheduled to open in 2Q 2019.
(g)	FRA6: Phase 6 part 1 (200 sqm) opened in 3Q 2018; the rest is scheduled to open in 1Q 2019.
(h)	FRA13: Phase 1 (2,300 sqm) opened in 3Q 2018; phase 2 (2,600 square metres) is scheduled to open in 1Q 2019.
(i)	FRA14: Phase 1 (2,400 sqm) is scheduled to open in 3Q 2019; phase 2 (2,200 sqm) is scheduled to open in 4Q 2019.
(j)	LON3: 900 sqm is scheduled to open in 4Q 2018; another 900 square metres is scheduled to open in 1Q 2019.
(k)	MAD3: Capex total for MAD3 include land purchase price.
(l)	MRS2 Phase 2 (700 sqm) opened in 2Q 2018 and Q3; and Phases 3 and 4 (3,500 sqm total) are scheduled to open in 2Q 2019 and 3Q 2019.
(m)	PAR7.2: Phase B (cont.) (500 sqm) opened in 2Q 2018; Phase C (2,000 sqm) is scheduled to open in 1Q 2019.
(n)	STO5: Phases 2 and 3 - 100 sqm opened in 1Q 2018; 300 sqm opened in 2Q 2018; 800 sqm is scheduled to open in 1Q 2019.
(o)	VIE2: 2,300 sqm opened in 4Q 2017 through 3Q 2018; the remaining 2,000 sqms are scheduled to open in 4Q 2018 - 4Q 2020.